

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 29, 2016

Mr. David N. Fuselier
Chief Executive Officer and Chief Financial Officer
Integrated Freight Corporation
42 Lake Avenue
Danbury, CT 06811

> **Re:** **Integrated Freight Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed July 14, 2015**
> **File No. 000-14273**

Dear Mr. Fuselier:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

1. We note the explanatory note that states the financial statements in the filing have not been audited and that the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act have not been included. You further state that you will file an amended Form 10-K upon completion of an audit of the financial statements. In a letter from the staff dated December 16, 2015, we notified you that your prior audit firm, DKM Certified Public Accountants, had been suspended from practice before the Commission. In this regard, the financial statements for all years presented in the amended filing must be audited by a firm that is currently registered with the PCAOB. Please refer to Article 2 of Regulation S-X.

2. Also, as requested in our letter dated December 16, 2015, please file disclosure under Item 4.01 of Form 8-K that the prior audit firm has been suspended from practice before the Commission.

<u>Item 9A. Controls and Procedures</u>
<u>Management's Report on Internal Control Over Financial Reporting, page 28</u>

3. Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 if you have questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure